21004666

ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29471

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2020 (MM/DD/YY) AND ENDING June 30, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Network 1 Financial Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID NO.

2 Bridge Avenue, Building 2, Penthouse

(No. and Street)

Red Bank	New Jersey	07701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Hunt, Jr. (732) 758-9001

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP

(Name - if individual, state last, first, middle name)

100 Motor Parkway	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **William R. Hunt, Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm **Network 1 Financial Securities, Inc.** as of **June 30, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

56279570	28957292	74979419	45563583	69143997	71941071
16640738	23728477	17356838	72595546	36202738	47231568
17775707	71262256	57718965	14234245	87885167	47617704
47784115	28888745	76491325	51697460	55332973	68495548
57255455	48362146	60051159	83273529	55154949	74979419
691443997					

Signature

CFO

Title

Notary Public

Bette P Scuzzese
Notary Public
New Jersey
My Commission Expires 5-22-22
No. 2360119

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' of
Network 1 Financial Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Network 1 Financial Securities, Inc. (the "Company") as of June 30, 2021, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Network 1 Financial Securities, Inc. as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Network 1 Financial Securities, Inc.'s management. Our responsibility is to express an opinion on Network 1 Financial Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Network 1 Financial Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Network 1 Financial Securities, Inc.'s financial statements. The supplemental information is the responsibility of Network 1 Financial Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Network 1 Financial Securities, Inc.'s auditor since 2017.

Hauppauge, New York
August 30, 2021

Nawrocki Smith LLP

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of June 30, 2021

ASSETS	
Cash and cash equivalents	$ 8,721,043
Deposit with clearing organization	318,780
Due from affiliates, net	914,154
Advances to registered representatives, net	362,544
Due from clearing organization	1,511,429
Securities, at fair value	2,040,872
Property and equipment, net	31,510
TOTAL ASSETS	$ 13,900,332
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Commissions payable	$ 3,352,128
Capital leases payable	8,256
Accounts payable, accrued expenses and other liabilities	3,609,995
TOTAL LIABILITIES	6,970,379
STOCKHOLDERS' EQUITY	
Series A Preferred stock, $1.00 par value, 8% coupon; 1,000,000 shares authorized; 215,000 shares issued and outstanding	215,000
Series B Preferred stock, $1.00 par value; 4,000,000 shares authorized; none issued and outstanding	-
Common stock, Class A $.01 par value; 10,000,000 shares authorized; 1,643,930 shares issued and 1,141,430 outstanding	16,439
Common stock, Class B $.01 par value, 2,000,000 shares authorized; 150,878 shares issued and 140,528 shares outstanding	1,509
Common stock, Class C $.01 par value; 3,000,000 shares authorized; none issued and outstanding	-
Additional paid-in capital	2,015,391
Treasury stock at cost; Class A 502,500 shares and Class B 10,350 shares	(5,129)
Accumulated profit	4,686,743
TOTAL STOCKHOLDERS' EQUITY	6,929,953
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 13,900,332

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended June 30, 2021

REVENUES	
Commissions	$ 13,067,882
Mutual Fund fees	501,060
Investment advisory	625,920
Investment banking	15,057,813
Underwriting fees	5,613,762
Net dealer inventory gain	2,840,292
Interest and dividends	114,718
Transfer fees and clearing services	1,470,578
Other, PPP	484,673
TOTAL REVENUES	39,776,698
OPERATING EXPENSES	
Commissions	27,603,975
Employee compensation and benefits	2,498,289
Office expenses	458,682
Clearing fees	861,721
Occupancy and related expenses	427,289
Communications and data processing	798,617
Professional fees	1,027,717
Underwriting expenses	644,348
Licenses and permits	48,766
Bad debt expenses	221,091
Interest	8
Depreciation and amortization	27,171
TOTAL OPERATING EXPENSES	34,617,674
PROFIT BEFORE INCOME TAXES	5,159,024
PROVISION FOR INCOME TAXES	964,560
NET PROFIT	$ 4,194,464

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended June 30, 2021

		Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Treasury Stock at Cost	Accumulated Profit	Total
		Shares	Amount	Shares	Amount	Shares	Amount				
BALANCE	July 1, 2020	215,000 $	215,000	1,643,930 $	16,439	150,878 $	1,509 $	2,015,391 $	(5,129) $	492,279	$ 2,735,489
Net Profit		-	-	- 0	-	-	-	-	-	4,194,464	4,194,464
BALANCE	June 30, 2021	215,000 $	215,000	1,643,930 $	16,439	150,878 $	1,509 $	2,015,391 $	(5,129) $	4,686,743	$ 6,929,953

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF LIABILTIES SUBORDINATED TO
THE CLAIMS OF GENERAL CREDITORS
For the Year Ended June 30, 2021

Subordinated liabilities at July 1,2020	$ 0
Additions	$ 0
Reductions	$ 0
Subordinated liabilities at June 30, 2021	$ 0

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit	$	4,194,464
Adjustments to reconcile net profit to net cash provided by operating activities		
Depreciation and amortization		27,171
Changes in operating assets and liabilities		
Deposit with clearing organization		(29,151)
Due from affiliates		(148,004)
Advances to registered representatives		202,351
Securities		(1,435,071)
Prepaid expenses		29,180
Forgiveness of bank loan payable		(484,610)
Commissions payable		2,072,275
Due from clearing organization		(198,686)
Accounts payable, accrued expenses and other liabilities		2,451,598
TOTAL ADJUSTMENTS		2,487,199
NET CASH PROVIDED BY OPERATING ACTIVITIES		6,681,663
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property and equipment		7,433
NET CASH USED BY INVESTING ACTIVITIES		7,433
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of capital lease obligations		(5,368)
NET CASH USED BY FINANCING ACTIVITIES		0
NET INCREASE IN CASH AND CASH EQUIVALENTS		6,668,862
CASH AND CASH EQUIVALENTS- Beginning of year		2,052,181
CASH AND CASH EQUIVALENTS- End of year	$	8,721,043

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
Notes to Financial Statements
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2021

NOTE 1 – ORGANIZATION

Network 1 Financial Securities, Inc. (the "Company") was organized as a Texas corporation on March 15, 1983 and is registered as a broker-dealer with the Securities and Exchange Commission (SEC), the State of Texas and various other states. The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

On June 9, 2009, the Company completed a merger transaction with, International Smart Sourcing, Inc. ("ISSI") an inactive publicly registered shell corporation with no significant assets or operations. ISSI was incorporated in February 1998 in Delaware. As a result of the reverse merger, Network 1 Financial Securities, Inc. ("NETW") became a wholly owned subsidiary of ISSI. The Network 1 Financial Securities, Inc. shareholders acquired control of ISSI. Upon completion of the reverse merger transaction, ISSI changed its name to Network 1 Financial Group, Inc.

The effects of this reverse merger were not reflected in these financial statements and reflect this departure from the accounting principles generally accepted in the United States of America for the current and previous year's financial statements. The accounting principles generally accepted in the United States of America require that the effects of the reverse merger would be recognized by restating the Company's stockholder's equity.

The Company was required to file with the Financial Industry Regulatory Authority ("FINRA"), an application pursuant to FINRA Rule 1017 (the "1017 Application") to obtain approval for the sale of up to one hundred percent (100%) of the Company. The Company filed the initial 1017 Application on February 6, 2009, subsequently withdrew the 1017 Application and re-filed the 1017 application on April 2, 2009. FINRA approved the 1017 application on October 30, 2009.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Customer security transactions and the related commission income and expense are recorded as of the trade date. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Customers who are financing their transaction on margin are charged interest. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firm. The interest is billed on the average daily balance of the margin account.

Net dealer inventory gains result from securities transactions entered into for the account and risk of the Company. Net dealer inventory gains are recorded on a trade date basis.

The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities in which it does not make a market, and charges commissions based on the services the Company provides to its customers. In executing customer orders to buy or sell a security in which the Company makes a market, the Company may sell to, or purchase from, customers at a price that is substantially equal to the current inter-dealer market price plus or minus a mark-up or mark-down. The

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company may also act as agent and execute a customer's purchase or sale order with another broker-dealer market-maker at the best inter-dealer market price available and charge a commission. Mark-ups, mark-downs and commissions are generally priced competitively based on the services it provides to its customers. In each instance the commission charges, mark-ups or mark-downs, are in compliance with guidelines established by the FINRA. The Company receives fees for variable annuities and insurance as well as management fees from affiliates in which its RR's jointly registered. The Company receives fees for investment banking and underwriting services, mutual funds, and market making activities as well as clearing fees from its clearing firm.

Marketable securities are carried at fair value, with changes in value included in the statement of operations in the period of change. Fair value is generally determined by quoted market prices. Non-marketable securities are valued at fair value as determined by management.

Cash and Cash Equivalents
The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Property and Equipment
Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Fair Value of Financial Instruments
The Company adopted the provisions of ASC 820, "Fair Value Measurements", which defines fair value for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. Fair value is defined as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Financial assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, financial assets and liabilities that are rarely traded or not quoted have less price observability and are generally measured at fair value using valuation models that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. As of June 30, 2021, the Company has categorized its financial assets and liabilities measured at fair value into a three-level hierarchy in accordance with ASC 820.

Impairment of Long-Lived Assets
The Company assesses the recoverability of its long-lived assets, including property and equipment when there are indications that the assets might be impaired. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the asset's estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the asset's estimated futures cash flows (discounted and with interest charges), the loss is

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

located to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets. Based on its assessments, the Company did not incur any impairment charges for the year ended June 30, 2021.

Concentrations of Credit Risk
The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses one clearing broker for substantially all of its business. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of its customers and each counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in other receivables in the accompanying balance sheet, and/or (iii) charged as an expense in the accompanying statements of operations, based on the particular facts and circumstances.

The maximum potential amount for future payments that the Company could be required to pay under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

The Company maintains cash with major financial institutions. The Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000 cash at each institution. At times such amounts may exceed the FDIC limits. At June 30, 2021 the Company had uninsured cash bank balances of $8,221,043. The Company believes it is not exposed to any significant credit risks for cash.

Advances to Registered Representatives
The Company extends unsecured credit in the normal course of business to its registered representatives. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding, as it relates to each individual registered representative. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statements of operations. As of June 30, 2021, an advance to a registered representative for $11,091 is considered uncollectible, and as such an allowance for the doubtful account was recorded.

Income Taxes
In accordance with ASC 740 "Income Taxes", the Company accounts for income taxes under the liability method. Deferred income tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by current enacted tax rates. The Company periodically assess whether it is more likely than not that they will generate sufficient taxable income to realize the deferred tax assets. The Company records a valuation allowance, as necessary, to reduce the deferred tax assets to the amount of future tax benefit that The Company estimates is more likely than not to be realized. The Company believes that their estimates are reasonable; however, the final outcome of tax matters may be different from than the estimates reflected in their financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company records tax benefits for positions that they believe are probable of being sustained under such examinations. Regularly, the Company assesses the potential outcome of such examinations to determine the adequacy of their income tax accruals. The Company adjusts their income tax provision during the period in which they determine that the actual results of the examinations may differ from their estimates. Changes in tax laws and rates are reflected in their income tax provision in the period in which they occur.

NOTE 3 – SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED, AT MARKET

The following table shows the market values of the Company's investment securities owned and securities sold, but not yet purchased as of June 30, 2021:

	Securities Owned	Securities Sold but not Purchased
Securities (other than clearing firm deposit)	$2,040,872	$0

Securities sold, but not yet purchased commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected in the statement of financial condition. As of June 30, 2021, the Company had $0 securities sold, but not yet purchased.

NOTE 4 – DEPOSIT WITH CLEARING ORGANIZATION

The following represents amounts on deposit with Axos Clearing ("Axos"), in the Company's clearing broker inventory account:

Cash	$	166,268
Marketable securities, net of fair value adjustment of $ (16,471)		152,512
Total	$	318,780

The marketable securities are primarily comprised of corporate stocks. Marketable securities on deposit with Axos are reflected at fair value. The Company is required to maintain a deposit balance of $100,000 with Axos of cash and securities.

NOTE 5 – DUE FROM AFFILIATES

As of June 30, 2021, due from affiliates consisted of the following:

Network 1 Financial Group Corp. (*)	$	2,780,988
Network 1 Financial Capital Management LLC (*)		37,762
Less, allowance for collectability		(1,904,596)
Total	$	914,154

(*) Represents amounts due from an affiliate whose officers and shareholders are officers and indirect shareholders of the Company.

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment, net, consists of the following at June 30, 2021:

Equipment	$	293,952
Furniture and fixtures		82,621
Total		376,573
Less: accumulated depreciation and amortization		(345,063)
Property and Equipment - Net	$	31,510

Depreciation and amortization expense for the year ended June 30, 2021 was $27,171

NOTE 7 – CAPITAL LEASE OBLIGATION

The asset and liability under the capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are included in property and equipment and are amortized over the estimated life of the assets. The interest rate under lease one is 6.89% and is imputed based on the lessor's implicit rate of return. The capital lease is payable in monthly installments of $244, including interest through December 2024.

Amortization of assets held under the capital lease is included in depreciation expense.

At June 30, 2021, the future lease payments under the capital leases are as follows:

NOTE 7 – CAPITAL LEASE OBLIGATION (Continued)

Fiscal Year Ending June 30,		Amount
2022		2527
2023		2527
2024		2527
2025		675
Total minimum lease payments	$	8,256

(the accompanying notes are an integral part of these financial statements)

NOTE 8 – BENEFIT CONTRIBUTION PLAN

The Company sponsors a 401K profit sharing plan that covers substantially all of its employees. The plan provides for a discretionary annual contribution, and is allocated in proportion to compensation. In addition, each participant may elect to contribute to the Plan by way of a salary deduction. An employee becomes fully vested in the Company's contribution after 6 years. A participant is fully vested in their own contributions. For the year ended June 30, 2021, the Company reserved $25,000 as discretionary contribution to the Plan.

NOTE 9 – STOCKHOLDERS' EQUITY

Shares Authorized
The Company's authorized number of shares of capital stock is 20,000,000 issuable in series with rights, preferences, privileges and restrictions as determined by the Board of Directors.

Series A Preferred Stock
As of June 30, 2021, the Company has 1,000,000 shares authorized, of 8% Series A preferred stock $1.00 par value, and 215,000 shares are issued and outstanding.

The Series A preferred stock is redeemable at the option of the Company's Board of Directors at 125% of the issuance price plus any dividends earned but unpaid and after one year outstanding. The Series A preferred stock is non-voting and non-cumulative. Of the 215,000 shares issued, 99,000 shares are owned by National Financial Services Group, Inc., an affiliated company, whose officers and shareholders are officers and shareholders of the Company and 31,000 were owned by HT Ardinger and Son, an indirect owner of the Broker Dealer. For the year ended June 30, 2021, the Company paid no dividends with respect to the preferred stock.

The preferred stock shareholders are entitled to a bonus dividend at the discretion of the Board of Directors based on the profitability of the firm's market making investment activities minus certain deductions. No bonus dividends were declared for the year ended June 30, 2021.

Series B Preferred Stock
As of June 30, 2021, the Company has 4,000,000 shares authorized, of Series B preferred stock $1.00 par value, none issued and outstanding. The class B preferred stock is non-voting.

NOTE 9 – STOCKHOLDERS' EQUITY (Continued)

Class A Common Stock
As of June 30, 2021, the Company has 10,000,000 shares of class A common stock, $0.01 par value authorized. 1,643,930 shares are issued and 1,141,430 shares are outstanding. The class A common stock is voting.

Class B Common Stock
As of June 30, 2021, the Company has 2,000,000 shares of class B common stock, $0.01 par value authorized, 150,878 shares are issued and 140,528 shares are outstanding. The class B common stock is non-voting and is convertible to class A voting stock on a 1:1 ratio upon 75%-member approval of the Board of Directors.

Class C Common Stock
As of June 30, 2021, the Company has 3,000,000 shares of class C common stock, $0.01 par value authorized, none issued and outstanding. The class C common stock is non-voting.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company may be involved in other legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company currently is involved in a legal proceeding as follows:

On or about August 23, 2018, the Company was named in a class action lawsuit, filed in state court, based on allegation that as, Underwriter of a certain Issuer's IPO, the Company assisted in preparation and dissemination of Issuer's false and misleading Offering Circular. Specifically, the claim is that IPO failed to disclose that "silent" co-founder of Issuer had a "sordid legal record including violations of California securities law and played an active role in influencing operations and selling Issuer's securities"; and that, additional "silent" co-founders a professional affiliate of the other co-founder and has interconnected legal problem and prior dealings and that both had been previously barred from selling securities; that that two other director biographies omitted disclosures about failed penny stock experience, hence statements in the IPO in regards to Issuer's business, operations, and prospects were materially false and misleading and lacked a reasonable basis. This complaint alleges that documents related to the offering of common stock under Regulation A in June 2017 contained materially false and misleading statements and that all defendants violated Section 12(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and that the Company and the individual defendants violated Section 15 of the Securities Act, in connection therewith. The plaintiff sought on behalf of himself and all class members: (i) certification of a class under California substantive law and procedure; (ii) compensatory damages and interest in an amount to be proven at trial; (iii) reasonable costs and expenses incurred in this action, including counsel fees and expert fees; (iv) awarding of rescission or recessionary damages; and (v) equitable relief at the discretion of the Court. On November 9, 2018, in response to a demurrer filed by the Company, Plaintiffs filed a first amended complaint, which was substantially similar to the original complaint but refined certain allegations regarding the alleged material omissions that form the basis of the complaint. Defendants demurred to the first amended complaint. The court heard defendants' demurrers to the first amended complaint on January 30, 2019. At this hearing the court granted plaintiff leave to file a second amended complaint. Plaintiffs filed a second amended complaint on January 31, 2019. The second amended complaint attempts to substitute in two putative class plaintiffs. The Company and its co-defendant jointly demurred to the second amended complaint on March 4, 2019. On May 7, 2019, the Court held a hearing and tentatively issued a ruling indicating that the Second Amended Complaint should be dismissed, without prejudice. A subsequent written order confirmed the dismissal, without prejudice. On June 29, 2019, Plaintiffs filed their Third Amended Complaint, seeking to address the issues raised in the Court's oral ruling. The Company and its Co-Defendant filed a Joint demurrer on July 29, 2019, and a hearing on that demurrer was held on August 29th 2019, at which time the demurrer was taken under submission by the Court. On October 1st 2019, the Court granted Network 1's and the Co-defendant's Demurrer. On January 1st 2020, Putative Class Representative filed a motion for voluntary dismissal with prejudice. On February 25th 2020, the Court granted voluntary dismissal but only with respect to other Putative Class Representative. On June 16th 2020, Putative Class Representative, filed his 4th Motion to Amended Complaint. As of this writing, a hearing is set for September 23rd 2020 for argument on the plaintiff's 4th Motion to Amend his class action complaint and denied the plaintiff's motion to add allegations about the Brooks Lock-Up, a hearing was held in October 2020 for status. We believe that the purported class action lawsuit is without merit and intend to vigorously defend the action. Following a motion for reconsideration filed by the Company in April 2019, the Court granted reconsideration, reversed itself, and dismissed with prejudice the plaintiffs' amended complaint. The plaintiffs have subsequently appealed and this matter and is presently before the 2nd Circuit U.S. Court of Appeals.

On or about 9/17/2020 the Company was named in an arbitration. The Claimant is seeking relief in an unspecified amount for losses that may have occurred in their brokerage account serviced by a registered rep that is associated with the Firm. The Company has retained counsel to vigorously defend itself. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $200,000 of which legal fees incurred by the Firm are applied to the

NOTE 10 – COMMITMENTS AND CONTINGENCIES (Continued)

deductible. This case is still awaiting a hearing date.

On or about January 24, 2020 the Company was named in an arbitration. The Claimant is seeking relief in the amount of $28,596 for losses that may have occurred in their brokerage account serviced by a registered rep that is associated with the Firm. The Company has retained counsel to vigorously defend itself. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $200,000 of which legal fees incurred by the Firm are applied to the deductible. This claim was denied in its entirety in October 2020.

On or about July 17, 2020 the Company was named in an arbitration. The Claimant is seeking relief in the amount of $43,060 for losses that may have occurred in their brokerage account serviced by a registered rep that is associated with the Firm. The Company has retained counsel to vigorously defend itself which is covered by RRADA, a legal fees program limiting exposure to only out of pocket fees incurred by counsel. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $200,000 of which legal fees incurred by the Firm are applied to the deductible. This claim was denied in its entirety in January 2021.

On or about August 27, 2020 the Company was named in an arbitration. The Claimant is seeking relief in the amount of $420,000 for losses that may have occurred in their brokerage account serviced by a registered rep that is associated with the Firm. The Company has retained counsel to vigorously defend itself. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $200,000 of which legal fees incurred by the Firm are applied to the deductible. This case is in the discovery stage.

On or about May 17, 2021 the Company was named in an arbitration. The Claimant is seeking relief in the amount of $1,200,000 for losses that may have occurred in their brokerage account serviced by a registered rep that is associated with the Firm. The Company has retained counsel to vigorously defend itself. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $200,000 of which legal fees incurred by the Firm are applied to the deductible. This case is in the discovery stage.

The Company has not established liabilities for the potential loss related to the above arbitration. In determining whether to establish a liability, the Company's management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined.

NOTE 11 – Lease Commitments

The Company leases its corporate office facility month to month under an operating lease with to Network 1 Financial Group, Inc. the Company's parent. Additionally, the Company has five other office facilities, Syosset NY, Brewster NY, Hauppauge NY, NYC, NY, Seaford, NY in which it also leases on a month-to-month lease with Network 1 Financial Group. Rent expense for the year ended June 30, 2021 was $384,763.

NOTE 12 – RELATED PARTY TRANSACTIONS

Network 1 Financial Securities, Inc. maintains an established Expense Sharing Agreement that requires Network 1 Financial Group, Inc. to share in the common operating expenses and pay direct expenses that are billed to Network 1 Financial Group, Inc. Network 1 Financial Securities, Inc. has no operating leases in its name. The allocated expenses are made at the end of each month and are adjusted (if necessary) at the end of every quarter in line with FOCUS reporting. For the year ended June 30, 2021 Network 1 Financial Securities, Inc. paid Network 1 Financial Group, Inc. $880,354. Network 1 Financial Securities, Inc. is related to Network 1 Financial Assurance Corp. a New Jersey insurance agency through common ownership by certain shareholders of the Company for the purpose of conducting insurance business. Network 1 Financial Securities, Inc. is related to Network 1 Financial Advisors, Inc. a New Jersey Registered Investment adviser through common ownership by certain shareholders of the Company for the purpose of coordinating investment advisory services. Network 1 Financial Securities, Inc. is related to Network 1 Capital Management, Inc. and provides quote services that are recorded as an asset, due from affiliates.

NOTE 13 – FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the amount that would be received for an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes the following three levels of inputs that may be used:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs when there is little or no market data available, thereby requiring an entity to develop its own assumptions. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The table below summarizes the fair values of financial assets that are measured on a recurring basis at fair value as of June 30, 2021:

	Level 1	Level 2	Level 3	Total
Securities held for resale, at market	$ 1,242,230	$ 646,130	$ -	$ 1,888,360
Marketable securities with clearing organization	152,512	-	-	152,512
Total	$ 1,394742	$ 646,130	$ -	$ 2,040,872

(the accompanying notes are an integral part of these financial statements)

NOTE 14 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $100,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

As of June 30, 2021, the Company's net capital exceeded the requirement by approximately $4,272,483

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC. The Company qualifies under the exempted provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 15 – Bank Loan

On April 20, 2021, the Company received loan proceeds in the amount of approximately $484,610 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loan is forgivable so long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. Any unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the PPP and currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan. This loan was forgiven under the law in June 2021 and as such was recorded as revenue for the year ended June 30, 2021.

NOTE 16 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 30, 2021 the date the financial statements were available to be issued. The following has occurred and may be considered material subsequent events that have occurred that would require disclosure in this report or would be required to be recognized in the financial statement as of June 30, 2021.

NETWORK 1 FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2021

NETWORK 1 FINANCIAL SECURITIES, INC.

NET CAPITAL	
Total stockholders' equity	$ 6,929,953
Decuctions and/or charges:	
Non-allowable assets:	
Petty Cash	200
Advances to registered representatives	373,635
Property and equipment	31,150
Marketable secuities, restricted	646,131
Other Assets	903,422
	1,954,538
NET CAPITAL BEFORE HAIRCUTS AND SECURITIES	4,975,415
Haircuts of securities	
Trading and investment securities:	
Other securities	236,571
Blockage charges	1,669
	238,240
NET CAPITAL	$ 4,737,175
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	464,692
Excess net capital	4,272,483
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Commissions payable	3,352,128
Capital leases	8,256
Accounts payable, accrued expense and other liabilities	3,609,995
TOTAL AGGREGATE INDEBTEDNESS	$ 6,970,379
Ratio: aggregate indebtedness to net capital	1.47 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17a-5 as of June 30, 2021)	
Net capital, as reported in Company's Part II (unaudited, as amended) FOCUS report	$ 4,737,175
Net capital per preceding	$ 4,737,175

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2021

SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of rule 15c3-3 and for the year ended June 30, 2021, the Company was in compliance with the conditions of exemption.

SCHEDULE III: INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of rule 15c3-3 and for year ended June 30, 2021, the Company was in compliance with the conditions of exemption.

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL
SECURITIES, INC.

August 30, 2021

Network 1 Financial Securities, Inc. (NETW) clears its business on a fully disclosed basis with Axos Clearing LLC.

NETW utilizes the exemption under SEC 240-15c3-3(k)(ii); SEC 240-15c3-3(k)(2)(ii). The Firm promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers and is not a clearing broker. NETW did not maintain custody of client funds or securities for the fiscal year July 1, 2020 and ending June 30, 2021.

(k)(2)(ii) NETW, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240.17a-3 and §240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(k)(2)(ii) Exemption – Applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

NETW met this exemption throughout its most recent year without exception.

This affirmation is made under 240-15c3-3 by the undersigned.

Sincerely,

William R. Hunt, Jr.
President, COO, CFO

The Galleria ▪ 2 Bridge Avenue
Suite 241 ▪ Red Bank, NJ 07701-1106
Phone: 732-758-9001 ▪ Toll Free: 800-886-7007 ▪ Fax: 732-758-6671

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' of
Network 1 Financial Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Network 1 Financial Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hauppauge, New York
August 30, 2021

Nawrocki Smith LLP

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREE-UPON PROCEDURES

To the Stockholders' of
Network 1 Financial Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2021, which were agreed to by Network 1 Financial Securities, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts reported on the annual audited Form X-17A-5 Part III (FOCUS Report) for the year ended June 30, 2021, with the total revenue amount reported in Form SIPC-7 for the year ended June 30, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hauppauge, New York
August 30, 2021

Nawrocki Smith LLP